Exhibit 4.26

UNDERTAKING AGREEMENT

dated as of

December 17, 2003

by

LYONDELL CHEMICAL COMPANY

i

SCHEDULE 2.03	—	Subsidiaries
SCHEDULE 3.16	—	Existing Joint Venture Agreements

ii

UNDERTAKING AGREEMENT dated as of December 17, 2003 by LYONDELL CHEMICAL COMPANY in favor of the Purchasers, as defined in the Receivables Purchase Agreement referred to below and Citicorp USA, Inc. (“CUSA”), as administrative agent (the “Agent”) thereunder.

RECITALS

Lyondell Chemical Company, a Delaware corporation (“Lyondell”), owns, directly or indirectly, all of the issued and outstanding membership interests of Lyondell Funding II, LLC, a Delaware limited liability company (the “Seller”), and, to the extent there are Originators (as defined in the Receivables Purchase Agreement) other than Lyondell, will own all of the issued and outstanding equity interests in each of such other Originators.

The Seller, as buyer, and Lyondell and the other Originators (if any), as sellers, have entered into a Receivables Sale Agreement dated as of the date hereof (the “Receivables Sale Agreement”), pursuant to which Lyondell and such other Originators sell and transfer all Seller Receivables (as defined in the Receivables Sale Agreement) originated by such Originator, together with certain related assets (including collections), to the Seller.

The Seller and Lyondell, as initial Servicer, have entered into a Receivables Purchase Agreement dated as of the date hereof (the “Receivables Purchase Agreement”) with the banks and other financial institutions listed on the signature pages thereof and CUSA, as asset agent and as Agent. Pursuant to the Receivables Purchase Agreement, the Seller may sell to one or more of the Purchasers, as the case may be, undivided percentage ownership interests in Receivables and related assets that were acquired by the Seller from the Originators.

The Agent and the Purchasers have requested that Lyondell provide, and Lyondell is willing to provide, certain additional assurances, as set forth herein, as to the ability of Lyondell to perform its obligations, as Originator and as Servicer, under the Transaction Documents (as defined in the Receivables Purchase Agreement) and as to the ability of any other Originator to perform its obligations as Originator under the Receivables Sale Agreement, and it is therefore a condition precedent to the effectiveness of the Receivables Purchase Agreement that Lyondell shall have executed and delivered this Agreement.

NOW, THEREFORE, in consideration of the premises, and the substantial direct and indirect benefits to Lyondell from the financing arrangements contemplated by the Receivables Purchase Agreement and the Receivables Sale Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledge, Lyondell hereby agrees as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) Terms defined in the Receivables Purchase Agreement and not otherwise defined in Section 1.01(b), have, as used herein, the respective meanings provided for therein.

(b) The following terms, as used herein, have the following meanings:

“Acquiring Person” means a Person other than a Subject Assets Transferee which acquires (i) all or a portion of the Subject Assets or (ii) an interest in a Subject Assets Transferee in connection with a Major Asset Sale.

“Acquisition” means the acquisition by Lyondell, directly or indirectly, of ARCO Chemical.

“Additional JV Debt” means Indebtedness incurred by Equistar, LCR or LMC after July 28, 1998 in connection with the admission into such Lyondell Joint Venture of a new partner or member, as the case may be; provided that, at the time such Indebtedness is incurred, such Lyondell Joint Venture’s ratio of Indebtedness to EBITDA, calculated on a pro forma basis (without giving effect to anticipated expense reductions or other synergies) for its then most recent fiscal year for which financial statements are available, does not exceed 2.25:1.00.

“Adjusted EBITDA” means, for any period, the sum of (i) the EBITDA of the Non-JV Group for such period, adjusted to exclude the effect of one time charges incurred subsequent to June 30, 2001 in connection with (A) the Acquisition and Asset Sales (other than a TDI Sale) occuring after the Acquisition in an aggregate amount not exceeding $62,000,000, (B) a TDI Sale and (C) the TDI Restructuring in an amount not exceeding $80,000,000, plus (ii) the Distributable Cash Flow of all Lyondell Joint Ventures and non-wholly owned Subject Assets Transferees for such period.

“Applicable Minimum Level” means (i) 1.75:1.00 with respect to each period of four fiscal quarters ending on June 30, 2005, September 30, 2005 and December 31, 2005 and (ii) 1.85:1.00 with respect to any period of four fiscal quarters ending on or after March 31, 2006.

“ARCO Chemical” means Lyondell Chemical Worldwide, Inc., a Delaware corporation (formerly named ARCO Chemical Company).

“Asset Sale” means any sale, lease or other disposition (including any such transaction effected by way of merger or consolidation) by Lyondell or any of its Subsidiaries of any asset, including without limitation any sale-leaseback transaction, whether or not involving a capital lease, but excluding (i) dispositions of inventory or equipment in the ordinary course of business, (ii) dispositions of

Temporary Cash Investments and cash payments otherwise permitted under this Agreement (including Restricted Payments permitted by (Section 3.12), (iii) dispositions to Lyondell or a Subsidiary of Lyondell, (iv) dispositions constituting mergers or consolidations permitted by (Section 3.07, (v) dispositions constituting Investments permitted by (Section 3.13 (except as provided below) and (v) dispositions constituting Liens permitted by (Section 3.08. For avoidance of doubt, a Securitization Transaction constitutes an Asset Sale and does not, in itself, give rise to an obligation secured by a Lien on an asset of Lyondell or a Subsidiary. To the extent that, in connection with (x) an Investment by Lyondell or a Subsidiary in a Lyondell Joint Venture or (y) a reduction in the proportionate interest of Lyondell or a Subsidiary in a Lyondell Joint Venture, Lyondell or a Subsidiary receives net cash proceeds (determined as if such transaction were an Asset Sale), then such transaction shall be treated as an Asset Sale to the extent of such net cash proceeds.

“Asset Sale Lien” means a Lien on the Subject Assets (including as a Lien for this purpose contractual rights with respect to the operation of the Subject Assets) arising in connection with a Major Asset Sale in favor of the Acquiring Person (or an Affiliate thereof) which Lien does not secure any Indebtedness.

“Business Acquisition” means (i) an Investment by Lyondell or any of its Subsidiaries in any other Person (other than Lyondell or any of its Subsidiaries) (including an Investment by way of acquisition of securities of any other Person) pursuant to which such Person shall become a Subsidiary or shall be merged into or consolidated with Lyondell or any of its Subsidiaries or (ii) an acquisition by Lyondell or any of its Subsidiaries of the property and assets of any Person (other than Lyondell or any of its Subsidiaries) that constitute substantially all the assets of such Person or any division or other business unit of such Person. The formation by Lyondell or any of its Subsidiaries of a new Subsidiary shall not, in and of itself, constitute a Business Acquisition.

“CA Loan Documents” means the “Loan Documents” as defined in the Credit Agreement.

“CA Obligor” means any “Obligor” as defined in the Credit Agreement.

“Capital Expenditures” means, for any Person for any fiscal period, the additions to property, plant and equipment and other capital expenditures of Lyondell and its Consolidated Subsidiaries for such period, as the same are (or would in accordance with GAAP be) set forth in a statement of cash flows of such Person for such period; provided that “Capital Expenditures” shall exclude (i) expenditures of property and casualty insurance or any award or other compensation with respect to any condemnations of property (or any transfer or disposition of property in lieu of condemnation) and related insurance deductibles, (ii) expenditures incurred in connection with the conversion of

Lyondell’s MTBE facilities to produce other gasoline blending components in an aggregate amount not exceeding $85,000,000 for all fiscal periods and (iii) Specified Business Acquisitions; and provided further that “Capital Expenditures” shall include (without duplication) Investments made in the PO-11 JV or the PO-12 JV during such fiscal period to finance Capital Expenditures of such Lyondell Joint Ventures.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any rules or regulations promulgated thereunder.

“Consolidated Net Worth” means, at any date, the consolidated stockholders’ equity of Lyondell and its Consolidated Subsidiaries determined as of such date, adjusted to exclude the effect of (i) one time charges incurred in connection with the Acquisition and Asset Sales occurring after the Acquisition in an aggregate amount not exceeding $250,000,000 and (ii) any change subsequent to December 31, 1998 in the cumulative foreign currency translation adjustment.

“Debt Incurrence” means the issuance for cash proceeds by Lyondell or any of its Subsidiaries of any debt security having a maturity in excess of one year, other than any such issuance (i) to Lyondell or a Subsidiary or (ii) pursuant to a Working Capital Facility.

Distributable Cash Flow” means with respect to any Lyondell Joint Venture or non-wholly owned Subject Assets Transferee for any period, an amount equal to the lesser of “A” or “B” where:

“A” equals the greater of (i) zero and (ii) Lyondell’s direct and/or indirect share of the cash from operations (as defined in accordance with GAAP and adjusted to exclude the effect of any extraordinary gain or loss) of such Person for such period minus Lyondell’s direct and/or indirect share of the gross capital expenditures of such Person for such period; and

“B” equals the greater of (i) zero and (ii) cash distributions by such Person to Lyondell or a JV Subsidiary during such period (including repayment of loans made to such Person to finance capital expenditures) net of equity investments and loans made by Lyondell or a Subsidiary in or to such Person during such period to finance capital expenditures.

“EBITDA” means, for any Person for any period, the Net Income of such Person for such period plus without duplication, to the extent deducted in determining such Net Income, (x) interest expense (including, to the extent not otherwise included in such interest expense, all “Yield” (or similar return) accrued under any Securitization Transaction), income tax expense and depreciation, amortization and other similar non-cash charges and (y) asset write-downs and other restructuring charges which are not cash costs not to exceed $50,000,000 in the aggregate for all such periods; provided that, in the case of clause (y), if any such charge represents a cash payment in any future period, such cash payment shall be deducted when calculating EBITDA for such future period.

“Environmental Liabilities” means any and all liabilities of Lyondell and its Subsidiaries, whether vested or unvested, contingent or fixed, actual or potential, which arise under or relate to matters covered by Environmental Laws.

“Equistar Partnership Agreement” means the Limited Partnership Agreement of Equistar dated October 10, 1997.

“Equity Issuance” means any issuance of (a) equity securities (including any preferred equity securities) by Lyondell, other than (i) equity securities issued to a Subsidiary, (ii) equity securities issued pursuant to employee benefit and/or dividend reinvestment plans in the ordinary course of business and (iii) equity securities issued as consideration for a Business Acquisition (including any equity securities issued in the transactions described in the definition of Specified Business Acquisitions) or (b) an Equity Equivalent.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing ARCO Chemical Debt” means (i) the 9.375% Debentures Due 2005, the 10.25% Debentures Due 2010 and the 9.8% Debentures Due 2020, all issued by ARCO Chemical pursuant to the Indenture dated June 15, 1988 among ARCO Chemical and The Bank of New York, as Trustee, (ii) other Indebtedness disclosed in the consolidated balance sheet of ARCO Chemical set forth in ARCO Chemical’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2003 and (iii) other Indebtedness outstanding on the Closing Date incurred subsequent to September 30, 2003 in the ordinary course of business consistent with past practice.

“Existing Debt” means (i) the Existing Lyondell Debt, (ii) the Existing Equistar Debt, (iii) the Existing LCR Debt and (iv) the Existing ARCO Chemical Debt.

“Existing Equistar Debt” means (i) Indebtedness under the $250,000,000 Credit Agreement dated as of December 17, 2003 among Equistar and certain of its subsidiaries from time to time party thereto, the lenders party thereto, the co-collateral agents party thereto, and CUSA, as Administrative Agent; (ii) the Lyondell-Equistar Debt; (iii) the 10 1/8% Notes Due 2008 issued by Equistar pursuant to an Indenture dated as of August 24, 2001; (iv) the 8.75% Notes Due 2009 and the 8.5% Notes Due 2004, each issued by Equistar pursuant to an Indenture dated as of January 15, 1999; (v) the 10 5/8% Senior Notes Due 2011 issued by Equistar pursuant to an Indenture dated as of April 22, 2003; (vi) other Indebtedness disclosed in the balance sheet of Equistar set forth in Lyondell’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2003;

and (vii) other Indebtedness outstanding on the Closing Date incurred subsequent to September 30, 2003 in the ordinary course of business consistent with past practice.

“Existing LCR Debt” means (i) Indebtedness under the $70,000,000 Revolving Credit Agreement dated as of July 20, 2001 among LCR, the lenders party thereto and Credit Suisse First Boston, as Administrative Agent; (ii) Indebtedness under the $450,000,000 Credit Agreement dated as of July 20, 2001 among LCR, the lenders party thereto Credit Suisse First Boston, as Administrative Agent; (iii) other Indebtedness disclosed in the balance sheet of LCR set forth in Lyondell’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2003, and (iv) other Indebtedness outstanding on the Closing Date incurred subsequent to September 30, 2003 in the ordinary course of business consistent with past practice.

“Existing Lyondell Debt” means (i) the 6.5% Notes Due 2006 and 7.55% Notes Due 2026, each issued by Lyondell pursuant to an Indenture dated as of January 29,1996 between Lyondell and Texas Commerce Bank National Association, as trustee, as supplemented by the First Supplemental Indenture dated as of February 15, 1996 and the Second Supplemental Indenture dated as of December 1, 1997; (ii) Indebtedness under the Medium Term Notes (clauses (i) and (ii) of this paragraph, describing certain Indebtedness with respect to which, as between Lyondell and Equistar, Equistar is the obligor and Lyondell is a guarantor, the “Lyondell-Equistar Debt”); (iii) Indebtedness in an amount not in excess of $20,000,000 under certain uncommitted lines of credit existing on the Closing Date; (iv) the Senior Notes issued under the Senior Secured Note Indentures; (v) the Senior Subordinated Notes issued under the Senior Subordinated Indentures; (vi) other Indebtedness disclosed in the consolidated balance sheet of Lyondell set forth in Lyondell’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2003 and (vii) other Indebtedness outstanding on the Closing Date incurred subsequent to September 30, 2003 in the ordinary course of business consistent with past practice.

“Fiscal Quarter” means a fiscal quarter of Lyondell.

“Foreign Subsidiary” means any Subsidiary organized under the laws of a jurisdiction, and conducting substantially all its operations, outside the United States.

“Hazardous Substances” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including petroleum, its derivatives, by-products and other hydrocarbons, regulated under Environmental Laws.

“Indentures” means the Senior Secured Note Indentures and the Senior Subordinated Indenture.

“Information Memorandum” means the confidential information memorandum dated November 2003 furnished to the Purchasers in connection with the syndication of the facility established under the Receivables Purchase Agreement.

“Interest Coverage Ratio” means, at any date, the ratio of (i) the sum of (A) Adjusted EBITDA plus (B) the rental expense of the Non-JV Group, in each case for the period of four consecutive Fiscal Quarters ended on or most recently prior to such date to (ii) the sum of (A) the interest expense of the Non-JV Group for such period (including, to the extent not otherwise included in such interest expense, all “Yield” (or similar return) accrued under any Securitization Transaction) plus (B) the rental expense of the Non-JV Group for such period plus (C) Regular Preferred Stock Payments for such period.

“Investment Grade Date” means the first date on which Lyondell has Senior Debt Ratings at or above the level of Baa3 by Moody’s and BBB- by S&P.

“JV Subsidiaries” means Lyondell Petrochemical G.P. Inc., Lyondell Petrochemical L.P. Inc., Lyondell Refining Company, Lyondell Refining LP, LLC and each other Subsidiary of Lyondell that, at any time, directly holds an equity interest in any Lyondell Joint Venture, and “JV Subsidiary” means any of the foregoing, as the context may require.

“LCR Partnership Agreement” means the Limited Partnership Agreement of LCR dated December 31, 1998.

“LCR Recapitalization” means the refinancing of certain Existing LCR Debt and the distribution of a portion of the proceeds of the foregoing to Lyondell.

“LMC” means Lyondell Methanol Company, L.P., a Texas limited partnership in which Lyondell holds at the date hereof a 100% indirect equity interest.

“Lyondell TDI” means Lyondell Chimie France TDI, a French limited partnership and a wholly-owned Subsidiary of Lyondell.

“Lyondell-Equistar Debt” has the meaning set forth in the definition of “Existing Lyondell Debt”.

“Major Asset Sale” means an Asset Sale designated by Lyondell by prior notice to the Agent as a Major Asset Sale, so long as (i) such transaction is permitted by the Credit Agreement and the Indentures (each as in effect at the

Closing Date, whether or not in effect at the time) and (ii) in connection therewith Lyondell receives net cash proceeds in an aggregate amount not less than $1,000,000,000. For this purpose (i) a transaction which produces substantially the same economic result as a sale of a partial interest in an asset, as might be achieved, for instance, through contractual arrangements allocating future revenues and costs attributable to the asset, shall be deemed an Asset Sale even though there may be no change in title to the asset or in the ownership of the Person which has title to the asset and (ii) a subsequent related transaction with the same Acquiring Person (or an Affiliate thereof) contemplated by the terms of the initial Major Asset Sale with such Person shall be deemed a single cumulative transaction.

“Medium Term Notes” means certain medium term notes issued by Lyondell (in a form set forth as an exhibit to Lyondell’s annual report on Form 10-K for its fiscal year ended December 31, 1988, as filed with the SEC pursuant to the Exchange Act), maturing at various dates from 2002 to 2005, and having a weighted average interest rate at December 31, 2001 of 9.8%.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to such corporation’s business of rating debt securities.

“Net Income” means, for any Person for any period, the net income of such Person for such period, adjusted to exclude the effect of any extraordinary items of gain or loss.

“Net Working Investment” means at any date current assets (exclusive of cash and cash equivalents) minus current liabilities (exclusive of Debt).

“Non-JV Group” means Lyondell and its Consolidated Subsidiaries, but excluding Lyondell Joint Ventures, the JV Subsidiaries and any non-wholly owned Subject Assets Transferees.

“Ordinary Course Liens” means the following Liens:

(c) Liens incurred and pledges and deposits made in the ordinary course of business in connection with workers’ compensation, disability or unemployment insurance, old-age pensions, retiree health benefits and other social security benefits and deposits securing liabilities to insurance carriers under insurance or self-insurance arrangements;

(d) Liens securing the performance of bids, tenders, leases, government and other contracts (other than for Indebtedness), statutory and regulatory obligations, surety, customs bonds and other obligations of a like nature, incurred as an incident to and in the ordinary course of business;

(e) Liens encumbering pipelines or pipeline facilities that arise by operation of law, and other Liens imposed by law such as carriers’, warehousemen’s, mechanics’, materialmen’s and vendors liens, incurred in good faith in the ordinary course of business and securing obligations which are not overdue for a period of more than 90 days or which are being contested in good faith by appropriate proceedings;

(f) Liens securing the payment of taxes, assessments and governmental charges or levies, either (i) not delinquent or (ii) being contested in good faith by appropriate legal or administrative proceedings;

(g) (i) zoning restrictions, easements, licenses, reservations, provisions, covenants, conditions, waivers, restrictions on the use of property, minor irregularities of title and similar encumbrances incurred or suffered in the ordinary course of business (and with respect to leasehold interests, the interest of the landlord or owner in the leased property and mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee) and (ii) licenses or leases for patents, copyrights, trademarks, tradenames and other intellectual property;

(h) leases or subleases granted to others that do not materially interfere with the ordinary course of business of Lyondell and its Subsidiaries;

(i) customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to any indenture, escrow agreement or similar agreement establishing a trust or escrow arrangement, and Liens pursuant to merger agreements, stock purchase agreements, asset sale agreements, option agreements and similar agreements in respect of the disposition of property or assets of Lyondell and the Subsidiaries, to the extent such dispositions are permitted hereunder;

(j) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(k) customary Liens in favor of issuers of documentary letters of credit;

(l) netting provisions and setoff rights in favor of counterparties to agreements creating Derivative Obligations;

(m) prejudgment Liens which are being contested in good faith by appropriate proceedings;

(n) judgment Liens which are being contested in good faith by appropriate proceedings and Liens securing appeal or similar surety bonds therefor; provided that (i) no Event of Termination exists under Section 7.1(k) of the Receivables Purchase Agreement relating thereto and (ii) the aggregate amount secured by such Liens does not exceed $250,000,000 (exclusive of Liens securing judgments covered by (x) insurance in respect of which the carrier has not contested coverage or (y) appeal or similar surety bonds);

(o) Liens not otherwise constituting Ordinary Course Liens on cash or cash equivalents securing appeal or similar surety bonds, provided that no Event of Termination exists at the time any such Lien is created and no Event of Termination would exist at such time under Section 7.1(k) of the Receivables Purchase Agreement if (in the event the judgment for which such bond is to be posted is not deducted as a liability in determining Consolidated Net Worth) the amount of cash and cash equivalents subject to such Liens were deducted from Consolidated Net Worth.

“PO-11 JV and PO-12 JV” each means a Future Joint Venture formed (or to be formed) between Lyondell and one or more other Persons or their Affiliates in which Lyondell holds at the date hereof (or will hold when formed) not less than a 50% direct or indirect equity interest, which Future Joint Venture will construct, own and operate a propylene oxide and/or styrene plant.

“Rating Agency” means each of S&P and Moody’s.

“Regular Preferred Stock Payment” means, for any period, all fixed or stated dividends paid or payable by Lyondell and its Consolidated Subsidiaries during such period pursuant to the terms of any preferred equity securities issued pursuant to an Equity Issuance after the date hereof.

“Release” means any discharge, emission or release into the environment of a Hazardous Substance, including a Release as defined in CERCLA at 42 U.S.C. Section 9601(22).

“Restricted Payment” means (i) any dividend or other distribution on any shares of Lyondell’s capital stock (except dividends payable solely in shares of its capital stock of the same class and rights or warrants to purchase capital stock of Lyondell) or (ii) any payment on account of the purchase, redemption, retirement or acquisition of (a) any shares of Lyondell’s capital stock or (b) any option, warrant or other right to acquire shares of Lyondell’s capital stock, but does not include (1) payments of principal, premium (if any) or interest (or equivalent payments) made pursuant to the terms of any Indebtedness instrument which is (w) convertible into, (x) exchangeable for, (y) part of an investment unit which includes or (z) otherwise associated with capital stock, so long as such Indebtedness continues to be Indebtedness, or (2) payments pursuant to employee compensation or benefit plans in the ordinary course of business.

“Rhodia” means Rhodia S.A., a French company and the successor in interest to Rhone-Poulenc Chemie S.A. under the TDI Agreements.

“Rhodia TDI Plant” means the manufacturing facilities for the production of toluene diisocyanate, currently owned by Rhodia and located at Pont-de-Claix, France.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor to its business of rating debt securities.

“SEC” means the Securities and Exchange Commission.

“Senior Debt Rating” means a rating of Lyondell’s senior long-term debt which is not secured or supported by a guarantee (other than a guarantee issued pursuant to (Section 3.09(e)), letter of credit or other form of credit enhancement; provided that if a Senior Debt Rating by a Rating Agency is required to be at or above a specified level and such Rating Agency shall have changed its system of classifications after the date hereof, the requirement will be met if the Senior Debt Rating by such Rating Agency is at or above the new rating which most closely corresponds to the specified level under the old rating system; and provided further that the Senior Debt Rating in effect on any date is that in effect at the close of business on such date.

“Senior Notes” means notes of Lyondell which (i) mature no earlier than November 17, 2007 and (ii) contain otherwise substantially the terms and conditions as the Senior Secured Note Indentures (or, in the case of any such notes issued after the Closing Date, terms and conditions that are at least as favorable to the Purchasers as the terms and conditions set forth in the Senior Secured Note Indentures, except that the interest rate applicable to such notes shall be the then prevailing market rate or, if such notes are to be fungible with previously issued notes, the interest rate shall, taken together with the sales price of such notes, reflect then prevailing market rates). As of the Closing Date, after giving effect to the issuance of the Series D Senior Secured Notes, the Senior Notes consist of the notes issued under the Senior Secured Note Indentures.

“Senior Subordinated Indenture” means the Indenture as of December 4, 2001 between Lyondell, the subsidiary guarantors party thereto and The Bank of New York, as trustee, pursuant to which Lyondell has issued the 10 7/8% Senior Subordinated Notes due 2009.

“Senior Secured Note Indentures” means, collectively, the Series A Senior Secured Note Indenture, the Series B Senior Secured Note Indenture, the Series C Senior Secured Note Indenture, the Series D Senior Secured Note Indenture and the 2003 Indenture.

“Senior Subordinated Notes” means unsecured notes of Lyondell which (i) mature no earlier than the seventh anniversary of their date of issuance and (ii) contain terms and conditions no less favorable to Lyondell and the Purchasers than those set forth in the Senior Subordinated Indenture by such form of indenture. As of the Closing Date, the Senior Subordinated Notes consist of the notes issued under the Senior Subordinated Indenture.

“Series A Senior Secured Note Indenture” means the Series A Senior Note Indenture dated as of May 17, 1999 among Lyondell, the subsidiary guarantors party thereto and The Bank of New York, as trustee, pursuant to which Lyondell issued the 9.625% Senior Notes due 2007.

“Series B Senior Secured Note Indenture” means the Series B Senior Note Indenture dated as of May 17, 1999 among Lyondell, the subsidiary guarantors party thereto and The Bank of New York, as trustee, pursuant to which Lyondell issued the 9.875% Senior Notes Due 2007.

“Series C Senior Secured Note Indenture” means the Indenture dated as of December 4, 2001 among Lyondell, the subsidiary guarantors party thereto and The Bank of New York, as trustee, pursuant to which Lyondell issued the 9.50% Senior Notes Due 2008.

“Series D Senior Secured Note Indenture” means the Indenture dated as of July 2, 2002, among Lyondell, the subsidiary guarantors party thereto and The Bank of New York, as trustee, pursuant to which Lyondell issued the 11 1/8% Senior Secured Notes Due 2012.

“Special Purpose Subsidiary” means a Subsidiary formed solely for the purpose of, and whose activities consist solely of, engaging in a Securitization Transaction or the issuance of an Equity Equivalent.

“Specified Business Acquisition” means the acquisition by Lyondell or any of its Subsidiaries of additional interests in Equistar, either directly or through the acquisition of wholly-owned Subsidiaries that own such interest either directly or indirectly through wholly-owned Subsidiaries, so long as any such acquisition is in exchange for common equity securities of Lyondell (or cash funded by a substantially simultaneous sale of common equity securities of Lyondell to the seller or an Affiliate of the seller).

“Subject Assets” means, with respect to any Major Asset Sale, the assets which are the subject of such Major Asset Sale.

“Subject Assets Transferee” means any Consolidated Subsidiary or Lyondell Joint Venture which becomes the owner of the Subject Assets in connection with a Major Asset Sale.

“TDI Agreements” means (i) the Share Purchase Agreement dated as of January 23, 1995 between ARCO Chemical Europe Inc. and Rhone-Poulenc Chemie S.A., (ii) the Processing Agreement dated as of January 23, 1995 between ARCO Chemical Chemie TDI and Rhone-Poulenc Chemie S.A. and (iii) the TDI License.

“TDI Assets” means (i) all of the rights of ARCO Chemical Europe Inc., ARCO Chemical Chemie TDI, ARCO Chemical Technology LP and their respective successors under the TDI Agreements, and (ii) all of Lyondell TDI’s customer lists relating to the Rhodia TDI Plant.

“TDI License” means the TDI Technology Agreement dated as of January 23, 1995 between ARCO Chemical Technology LP and Rhone-Poulenc Chemie S.A.

“TDI Restructuring” means (i) actions taken by Lyondell to reorganize and streamline its Isocyanates business, including the shutdown of Lyondell’s aliphatics diisocyanates manufacturing facility located at its Lake Charles, Louisiana facility and the restructuring of the remaining toluene diisocyanates business at the Lake Charles, Louisiana facility, and (ii) any reduction in Lyondell’s workforce, any demolition, remediation or reclamation, or any termination or amendment of feedstock, energy, supply or other contracts, in each case resulting from the activity described in clause (i) above.

“TDI Sale” means an Asset Sale of all or any part of Lyondell’s Isocyanates business (including the transfer or assignment of the TDI Assets or the TDI Agreements), whether consisting of one transaction or more than one related or unrelated transactions.

“Temporary Cash Investments” means any Investment in (a) securities issued or directly and fully guaranteed or insured by the United States of America government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (b) demand deposits, time deposits and certificates of deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year from the date of acquisition and overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States of America or any State thereof having capital, surplus and undivided profits in excess of $250 million, (c) repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (a) and (b) above entered into with any financial institution meeting the qualifications specified in clause (b) above, (d) commercial paper rated at least P-1 by Moody’s and A-1 by S&P or, if such commercial paper is rated by only one such agency, at least such rating from such agency, (e) investments in any Dollar denominated money market fund as defined by Rule 2a-7 of the General Rules and Regulations promulgated under the Investment Company Act of 1940 and (f) in the case of a Foreign Subsidiary, substantially similar investments denominated in foreign currencies (including similarly capitalized foreign banks).

“2003 Indenture” means the Indenture dated as of May 20, 2003 among Lyondell, the subsidiary guarantors party thereto and The Bank of New York, as trustee, pursuant to which Lyondell issued the 10 1/2% Senior Secured Notes Due 2013.

“United States” means the United States of America.

“Working Capital Facility” means a committed or uncommitted revolving credit facility entered into by Lyondell or a Subsidiary to obtain working capital financing in the ordinary course of business.

Section 1.02. Accounting Terms and Determinations. (a) Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with GAAP; provided that, if Lyondell notifies the Agent that Lyondell wishes to amend any provision hereof to eliminate the effect of any change in GAAP (or if the Agent notifies Lyondell that the Required Purchasers wish to amend any provision hereof for such purpose), then such provision shall be applied on the basis of GAAP in effect immediately before the relevant change in GAAP became effective, until either such notice is withdrawn or such provision is amended in a manner satisfactory to Lyondell and the Required Purchasers.

(b) Calculations with respect to the Non-JV Group shall be made on a basis consolidating the members of the Non-JV Group in accordance with GAAP, except that there shall be excluded any amounts of income attributable to any Lyondell Joint Venture, JV Subsidiary or non-wholly owned Subject Assets Transferee, whether or not such amount was or was available to be distributed to a member of the Non-JV Group during any relevant period.

(c) In the event of any future material acquisition or disposition of assets by Lyondell and its Consolidated Subsidiaries (other than (i) a TDI Sale and (ii) the TDI Restructuring), determinations of Adjusted EBITDA for purposes of (Section 3.11 shall be made on a pro forma basis as if such transaction had been consummated on the first day of such period.

Section 1.03. Other Definitional Provisions. References in this Agreement to “Articles”, “Sections”, “Schedules” or “Exhibits” shall be to Articles, Sections, Schedules or Exhibits of or to this Agreement unless otherwise specifically provided. Any of the terms defined in Section 1.01 may, unless the context otherwise requires, be used in the singular or plural depending on the reference. “Include” or “includes” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words in a visible form. References to any agreement or contract are to such agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and assigns of such Person. References “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including”, respectively.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

Lyondell represents and warrants that:

Section 2.01. Financial Information. (a) The audited balance sheet of Equistar as of December 31, 2002, and the related statements of income, partners’ capital and cash flows for the fiscal year of Equistar then ended, reported on by PricewaterhouseCoopers LLP, copies of which have been delivered to each of the Purchasers, fairly present in all material respects, in conformity with GAAP, the financial position of Equistar as of such date and its results of operations and cash flows for such fiscal year.

(b) The unaudited balance sheet of Equistar as of September 30, 2003, and the related statements of income, partners’ capital and cash flows for the fiscal quarter of Equistar then ended, copies of which have been delivered to each of the Purchasers, fairly present in all material respects, in conformity with GAAP, the financial position of Equistar as of such date and its results of operations and cash flows for such fiscal quarter, subject to normal year-end adjustments.

(c) The audited balance sheet of LCR as of December 31, 2002, and the related statements of income, members’ equity and cash flows for the fiscal year of LCR then ended, reported on by PricewaterhouseCoopers, copies of which have been delivered to each of the Purchasers, fairly present in all material respects, in conformity with GAAP, the financial position of LCR as of such date and its results of operations and cash flows for such fiscal year.

(d) With respect to the financial projections most recently delivered pursuant to Section 3.01(b) of this Agreement, such financial projections have been prepared in good faith on the basis of assumptions believed at the time of their preparation and delivery by Equistar in good faith to be reasonable in light of the then current and reasonably foreseeable business conditions of Equistar and its Subsidiaries existing at the time of preparation thereof, it being understood by the Agent and the Purchasers that actual results will likely vary from the projected results set forth therein.

Section 2.02. Environmental Matters. In the ordinary course of its business, Lyondell conducts an ongoing review of the effect of Environmental Laws on the business, operations and properties of Lyondell and its Subsidiaries, in the course of which it identifies and evaluates associated liabilities and costs (including, without limitation, any capital or operating expenditures required for clean-up or closure of properties presently or previously owned, any capital or operating expenditures required to achieve or maintain compliance with environmental protection standards imposed by law or as a condition of any license, permit or contract, any related constraints on operating activities, including any periodic or permanent shutdown of any facility or reduction in the level of or change in the nature of operations conducted thereat, any costs or liabilities in connection with off-site disposal of wastes or Hazardous Substances and any actual or potential liabilities to third parties, including employees, and any related costs and expenses). On the basis of this review, Lyondell has reasonably concluded that such associated liabilities and costs, including the costs of complying with Environmental Laws, could not reasonably be expected to have a Material Adverse Effect.

Section 2.03. Subsidiaries. (a) Each of Lyondell’s Material Subsidiaries (including, for purposes of this Section, Lyondell Joint Ventures) is duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of organization, and has the constitutive powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted, except where the failure to have such licenses, consents, authorizations and approvals could not reasonably be expected to have a Material Adverse Effect. As of the Closing Date, except as set forth on Schedule 2.03, Lyondell has no Material Subsidiaries which are not either Foreign Subsidiaries or JV Subsidiaries.

(b) Schedule 2.03 sets forth a correct list of each Subsidiary (including each Lyondell Joint Venture) of Lyondell as of the Closing Date, separately identifying Material Subsidiaries, Foreign Subsidiaries, Future Joint Ventures and JV Subsidiaries.

Section 2.04. Solvency. Both before and after giving effect to (i) each Purchase to be made under the Receivables Purchase Agreement on the Closing Date and on the date of each other Purchase, (ii) the disbursement of the proceeds of any Capital Investment, (iii) the consummation of each other transaction contemplated by the Transaction Documents and (iv) the payment and accrual of all transaction costs in connection with the foregoing, Lyondell and each other Transaction Party, individually and taken as a whole, is Solvent.

ARTICLE 3

COVENANTS

Lyondell agrees that:

Section 3.01. Information. Lyondell will furnish to the Agent, for each of the Purchasers:

(a) simultaneously with the delivery of each set of financial statements referred to in Sections 5.5(b) and 5.5(c) of the Receivables Purchase Agreement, a certificate of Lyondell’s chief financial officer or chief accounting officer setting forth in reasonable detail the calculations required to establish whether Lyondell was in compliance with the requirements of Sections Section 3.08 to 3.11, inclusive, and Section 3.17 and Section 7.1(l) of the Receivables Purchase Agreement, on the date of such financial statements;

(b) not later than the earlier of (i) 15 days after Lyondell has received the approval of Lyondell’s Board of Directors and (ii) 45 days after the commencement of each Fiscal Year, the Annual Plan. For purposes hereof, “Annual Plan” shall mean, for any Fiscal Year before the Termination Date, the financial projections of Lyondell and its Subsidiaries for such Fiscal Year prepared by management of Lyondell for approval of Lyondell’s Board of Directors and substantially in the form heretofore provided to the Agent pursuant to 3.1(d)(iii) of the Receivables Purchase Agreement; and

(c) promptly, upon receipt of any complaint, order, citation, notice or other written communication from any Person with respect to, or upon a Responsible Officer’s obtaining knowledge of, (i) the existence of a violation of any applicable Environmental Law or any Environmental Liability in connection with any property now or previously owned, leased or operated by Lyondell or any of its Subsidiaries, (ii) any Release on such property or any part thereof in a quantity that is reportable under any applicable Environmental Law, and (iii) any pending or threatened proceeding for the termination, suspension or non-renewal of any permit required under any applicable Environmental Law, in each case which could reasonably be expected to have a Material Adverse Effect.

Section 3.02. Payment of Obligations. Lyondell will cause each Subsidiary to pay and discharge, at or before delinquency, all material taxes, assessments and governmental charges or levies imposed upon it or its income or profits or in respect of its property, except where the same are contested in good faith by appropriate proceedings.

Section 3.03. Maintenance of Property; Insurance. (a) Lyondell will keep, and will cause each Subsidiary to keep, all property useful and necessary in its business in good working order and condition, ordinary wear and tear excepted, provided that no item of property need be so kept if the failure to keep it so individually or in the aggregate with all other items not so kept by Lyondell and its Subsidiaries could not reasonably be expected to have a Material Adverse Effect.

(b) Lyondell will maintain, and will cause each of its Subsidiaries to maintain (either in Lyondell’s name or in such Subsidiary’s own name) insurance on all their respective properties consistent with the insurance maintained on the date hereof or otherwise in at least such amounts (with no materially greater risk retention) and against at least such risks as are usually maintained, retained or insured against in the same general area by companies of established repute owning similar properties in such area and engaged in the same or a similar business, in either case, to the extent available to Lyondell and its Subsidiaries on commercially reasonable terms. Lyondell will furnish to the Agent for the benefit of the Purchasers, upon request from the Agent, information presented in reasonable detail as to the insurance so carried.

Section 3.04. Conduct of Business and Maintenance of Existence. Lyondell and its Subsidiaries will continue to engage in business of the same general type as now conducted by Lyondell and its Subsidiaries. Subject to Section 3.07, Lyondell and its Subsidiaries will maintain their respective corporate or other company existences and their respective rights, privileges and franchises, except to the extent that the failure to maintain those rights, privileges and franchises, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

Section 3.05. Compliance with Laws. Lyondell will cause each Subsidiary to comply in all material respects with all applicable laws, ordinances, rules, regulations and requirements of governmental authorities (including, without limitation, Environmental Laws and ERISA and the rules and regulations thereunder), except where the necessity of compliance therewith is contested in good faith by appropriate proceedings or where the failure to do so, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

Section 3.06. Inspection of Property, Books and Records. Lyondell will keep, and will cause each Subsidiary to keep, proper books of record and account; and will permit, and, subject to the provisions of Sections 5.1(f)(i) and 5.4(f)(i) of the Receivables Purchase Agreement, will cause each Subsidiary to permit, representatives of any Purchaser at such Purchaser’s expense to visit and inspect any of their respective properties, to examine and make abstracts from any of their respective books and records and to discuss their respective affairs, finances and accounts with their respective officers and independent public accountants, all at such reasonable times and as often as may reasonably be requested.

Section 3.07. Mergers and Sales of Assets. Lyondell will not, and will not permit any of its Subsidiaries to, consolidate or merge with or into any other Person; provided that nothing in this Section shall prohibit (i) Lyondell from merging with any Subsidiary (other than a JV Subsidiary or the Seller) if Lyondell is the corporation surviving such merger and, immediately after giving effect to such merger, no Potential Event of Termination or Event of Termination shall exist or (ii) any Subsidiary (other than the Seller) from merging with any Person if the entity surviving the merger is such Subsidiary or becomes a Subsidiary as a result of that merger and immediately after giving effect to such merger, no Potential Event of Termination or Event of Termination shall exist. Lyondell will not sell or otherwise dispose of all or substantially all of its assets to any other Person or Persons. Lyondell will not, and will not permit any of its Subsidiaries to, make any Asset Sale except as permitted by the Indentures.

Section 3.08. Negative Pledge. Neither Lyondell nor any Subsidiary will create, assume or suffer to exist any Lien on any asset now owned or hereafter acquired by it, except:

(a) Liens existing on the Closing Date securing Existing Debt in an aggregate principal amount not exceeding $75,000,000;

(b) any Lien existing on any asset of any Person at the time such Person becomes a Subsidiary and not created in contemplation of such event;

(c) any Lien on any asset securing Indebtedness incurred or assumed for the purpose of financing all or any part of the cost of acquiring, constructing, or improving such asset, provided that such Lien attaches to such asset concurrently with or within 180 days after the acquisition or completion of construction or improvement thereof;

(d) any Lien existing on any asset prior to the acquisition thereof by merger or otherwise by Lyondell or a Subsidiary and not created in contemplation of such acquisition;

(e) any Lien arising out of the refinancing, extension, renewal or refunding of any Indebtedness secured by any Lien permitted by any of the foregoing clauses of this Section, provided that such Indebtedness is not increased (except by the amount of any costs associated with such refinancing, extension, renewal or refunding) and is not secured by any additional assets;

(f) Liens to secure Indebtedness owing to Lyondell or a CA Obligor;

(g) Liens created under the CA Collateral Documents;

(h) Ordinary Course Liens;

(i) Liens created by the Transaction Documents or any other Securitization Transaction;

(j) Liens not otherwise permitted by this Section securing Indebtedness in an aggregate principal amount at no time exceeding (x) $50,000,000 less (y) the aggregate outstanding principal amount of Indebtedness of Subsidiaries permitted solely by clause (g) of Section 3.09 at such time and less (z) the aggregate outstanding principal amount of Indebtedness of Persons other than Subsidiaries permitted solely by Section 3.10(b);

(k) Liens on TDI Assets (i) securing Indebtedness in an aggregate principal amount not exceeding $100,000,000 that is incurred or assumed for the purpose of improving the Rhodia TDI Plant, or (ii) arising pursuant to a sublicense of the TDI License by Lyondell (or a Subsidiary that is party to the TDI License) to Lyondell Joint Venture (or special purpose Subsidiary of Rhodia or Lyondell) that owns the Rhodia TDI Plant;

(l) Asset Sale Liens; and

(m) Liens not otherwise permitted by this Section on assets of Subsidiaries other than the Seller.

Section 3.09. Limitation on Subsidiary Debt. Lyondell will not permit any of its Subsidiaries that is not the Seller to incur or at any time be liable with respect to any Indebtedness except:

(a) Indebtedness under the CA Loan Documents;

(b) the Existing Debt of such Subsidiary outstanding on the Closing Date; and (except in the case of the Existing ARCO Chemical Debt described in clause (i) of the definition of such term, which if refinanced with other Indebtedness may be refinanced only with Indebtedness of Lyondell) refinancings thereof provided that the principal amount thereof is not increased beyond the amount outstanding thereunder on the date hereof and the amount of any refinancing costs;

(c) Indebtedness secured by Liens permitted by Section 3.08;

(d) intercompany Indebtedness of a CA Obligor owing to a CA Obligor, or of any Subsidiary which is not a CA Obligor owing to Lyondell or any other Subsidiary, or of any CA Obligor owing to any Subsidiary which is not a CA Obligor if such Indebtedness is expressly subordinated to the prior payment in full in cash of all amounts payable by such CA Obligor under the Transaction Documents;

(e) Indebtedness of a Subsidiary consisting of a Guarantee of Indebtedness of Lyondell or any Subsidiary;

(f) Indebtedness of Foreign Subsidiaries and other Subsidiaries conducting substantially all their operations outside the United States in an aggregate outstanding principal amount at no time exceeding $100,000,000;

(g) Indebtedness of Subsidiaries not otherwise permitted by this Section incurred after the Closing Date in an aggregate principal amount at any time outstanding not to exceed (x) $50,000,000 less (y) the aggregate outstanding principal amount of Indebtedness secured by Liens permitted solely by clause (j) of Section 3.08 at such time and less (z) the aggregate outstanding principal amount of Indebtedness of Persons other than Subsidiaries permitted solely by Section 3.10(b); and

(h) Indebtedness of LMC existing at the Closing Date in an amount not exceeding $1,500,000 and, to the extent the same may constitute Indebtedness, obligations of LMC in respect of the acquisition of MCN Investment Corporation’s interests in LMC; provided that the aggregate principal amount of Indebtedness permitted by this clause (h) shall at no time exceed $25,000,000;

provided that, notwithstanding the foregoing, Lyondell will not permit any JV Subsidiary to incur or at any time be liable with respect to any Indebtedness, other than obligations of such JV Subsidiary in respect of Lyondell Joint Venture in which it holds an equity interest and arising by reason of such JV Subsidiary’s ownership of such equity interest.

Section 3.10. Debt of Lyondell; Debt of Subject Assets Transferees. (a) Lyondell will not incur or at any time be liable for any Indebtedness other than (i) Indebtedness under the CA Loan Documents and (ii) Indebtedness permitted by the Indentures (as in effect on the Closing Date, whether or not any such Indenture is in effect at the time in question).

(b) No Subject Assets Transferee shall incur any Indebtedness (other than (i) if such Subject Assets Transferee is a Subsidiary, Indebtedness permitted to be incurred under clause (g) of Section 3.09 and (ii) if such Subject Assets Transferee is not a Subsidiary, Indebtedness in an aggregate principal amount not to exceed (x) $50,000,000 less (y) the aggregate outstanding principal amount of Indebtedness of Subsidiaries permitted solely by clause (g) of Section 3.09 at such time less (z) the aggregate outstanding principal amount of Indebtedness secured by Liens permitted solely by clause (j) of Section 3.08 at such time).

Section 3.11. Interest Coverage Ratio. If for any period of four consecutive fiscal quarters ending on or after June 30, 2005, the Interest Coverage Ratio calculated as of the end of such four-quarter period is less than Applicable Minimum Level, then an Event of Termination shall occur under this Section 3.11 if there shall be a period of five consecutive Business Days ending at any time during the immediately following fiscal quarter during which Total Excess Availability is less than $100,000,000.

Section 3.12. Restricted Payments; Optional Prepayments. (a) Neither Lyondell nor any Subsidiary will declare or make any Restricted Payment; provided that so long as at the time no Potential Event of Termination or Event of Termination shall exist, Lyondell may pay regular quarterly dividends on its common stock at a rate not exceeding $0.225 per share per quarter (adjusted to reflect any stock split, stock dividend, stock combination or similar transaction subsequent to June 27, 2002).

(b) Prior to the Investment Grade Date, neither Lyondell nor any Subsidiary will optionally prepay, redeem, purchase, acquire or make any other principal payment in respect of any Indebtedness, including any refinancing thereof, other than

(i) regularly scheduled or otherwise required repayments or redemptions of Indebtedness;

(ii) prepayments in respect of Working Capital Facilities;

(iii) prepayments of the Senior Notes to the extent arising from the refinancing, refunding or replacement thereof;

(iv) prepayments or redemptions of other Indebtedness with the net cash proceeds of (x) a substantially contemporaneous issuance by Lyondell of Equity Interests which do not constitute Indebtedness or (y) voluntary or involuntary dispositions of assets (not constituting Receivables, Related Security, Collections or Restricted Accounts) by Lyondell and its Subsidiaries;

(v) prepayment of any Indebtedness payable to Lyondell or any of its Subsidiaries; and

(vi) prepayments or redemptions of other Indebtedness, provided that before and after giving effect to such prepayment pursuant to this clause (vi), the daily average Total Excess Availability for the period of 30 consecutive calendar days then ended (calculated on a pro forma basis) is not less than $100,000,000.

Section 3.13. Investments; Business Acquisitions. Neither Lyondell nor any Subsidiary will make or acquire any Investment in any Person or make any Business Acquisition other than:

(a) Investments in Lyondell and its Subsidiaries;

(b) Investments in Lyondell Joint Ventures;

(c) Temporary Cash Investments;

(d) employee Loans and advances for travel, entertainment, relocation and other ordinary business expenses;

(e) Business Acquisitions;

(f) Investments consisting of notes and equity securities received as consideration for Asset Sales, to the extent permitted by the last sentence of Section 3.07; and

(g) other Investments made after the Closing Date if, immediately after such Investment is made or acquired, the aggregate net book value of all Investments permitted by this clause does not exceed $25,000,000.

Section 3.14. Transactions with Affiliates. Lyondell will not, and will not permit any Subsidiary to, directly or indirectly, (a) pay any funds to or for the account of any Affiliate, (b) make any investment in any Affiliate (whether by acquisition of stock or indebtedness, by loan, advance, transfer of property, guarantee or other agreement to pay, purchase or service, directly or indirectly, any Indebtedness, or otherwise), (c) lease, sell, transfer or otherwise dispose of any assets, tangible or intangible, to any Affiliate, or (d) participate in, or effect, any transaction with any Affiliate, except on an arms-length basis; provided that the foregoing provisions of this Section shall not prohibit (i) any Restricted Payment permitted by Section 3.12 or (ii) any Subsidiary from declaring or paying any lawful dividend or other payment ratably in respect of all its capital stock of the relevant class or on a basis more favorable to a Transaction Party. It is understood that the agreements set forth in Schedule 3.16 do not contravene this Section.

Section 3.15. Limitation on Restrictions Affecting Subsidiaries. Neither Lyondell nor any of its Subsidiaries will enter into, or suffer to exist, any agreement with any Person which prohibits or limits the ability of any Subsidiary to (a) pay dividends or make other distributions or pay any Indebtedness owed to Lyondell or any Subsidiary, (b) make loans or advances to Lyondell or any Subsidiary, (c) transfer any of its properties or assets to Lyondell or any Subsidiary, (d) create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, (e) Guarantee any Indebtedness of Lyondell or another Subsidiary or (f) suffer to exist any Lien on capital stock or other equity interests issued by it; provided that the following shall be permitted: (i) the CA Loan Documents; (ii) the agreements governing the Existing Debt as in effect on the Closing Date; (iii) agreements between a JV Subsidiary and another partner or member of Lyondell Joint Venture of which such JV Subsidiary is a partner or member so long as the limitations imposed thereby are not materially more restrictive than those contained in agreements set forth in Schedule 3.16; (iv) agreements with respect to Indebtedness secured by Liens permitted under Section 3.08(b) - (e) containing restrictions on the ability to transfer or grant Liens on the assets securing such Indebtedness; (v) customary restrictions contained in stock purchase agreements, asset sale agreements limiting the transfer of assets pending the closing of the sale and customary non-assignment provisions in leases and other contracts entered into in the ordinary course of business; (vi) the PBGC Settlement Agreement; (vii) agreements entered into in connection with Debt Incurrences by Lyondell containing limitations no more restrictive than those contained in the instruments governing (x) the Indebtedness described in clauses (i) - (iv) of the definition of Existing Lyondell Debt as in effect on the Closing Date or (y) the Senior Notes or the Senior Subordinated Notes as in effect on the Closing Date; (viii) restrictions existing on the Closing Date on POSM and any Subsidiary whose only significant assets are partnership interests in POSM; (ix) customary limitations on the activities of a Special Purpose Subsidiary, including limitations set forth in the Transaction Documents; and (x) agreements between Lyondell or a non-wholly owned Subject Assets Transferee and the Acquiring Person (or an Affiliate thereof) of an interest in such non-wholly owned Subject Assets Transferee so long as the limitations imposed thereby are not materially more restrictive than those contained in the agreements set forth in Schedule 3.16; and provided further that (x) clauses (c) and (d) above shall be inapplicable to any Foreign Subsidiary or other Subsidiary conducting substantially all its operations outside the United States, (y) clauses (c), (d) and (e) shall be inapplicable to any Subject Assets Transferee and (z) from and after the Investment Grade Date, clause (d) shall be inapplicable to Lyondell or any other Subsidiary.

Section 3.16. Restrictions on Lyondell Joint Ventures. Lyondell shall use its best efforts, including, without limitation, by voting (through the JV Subsidiaries) its indirect interest in any Lyondell Joint Venture at any meetings of the respective governing bodies of such Lyondell Joint Venture, to:

(a) limit annual expenditures for fixed assets by Equistar and LCR to an aggregate amount of $400,000,000; provided that if the aggregate amount of such expenditures for fixed assets actually made in any calendar year indicated above shall be less than $400,000,000 then the amount of such shortfall may be added to the amount of such expenditures for fixed assets permitted for the immediately succeeding calendar year; and provided further that expenditures in any year may exceed the foregoing annual limitation so long as the aggregate amount of all such excesses for all years during the term of this Agreement does not exceed $500,000,000; and provided further that the limitations set forth in this Section 3.16(a) shall not apply to (and calculations hereunder shall exclude) (x) expenditures for fixed assets in respect of projects for the sole account of, and funded exclusively by, partners or members of such Lyondell Joint Ventures other than Lyondell or (y) expenditures of casualty insurance or condemnation proceeds;

(b) maintain without material change (i) the cash distribution policy of Equistar as stated in the Equistar Partnership Agreement as in effect on the Closing Date and (ii) the cash distribution policy (as may be adjusted in connection with the LCR Recapitalization) of LCR as stated in the LCR Partnership Agreement as in effect on the Closing Date;

(c) limit the Indebtedness that any of Equistar or LCR creates, incurs, assumes or permits to exist (exclusive of Indebtedness owing to Lyondell or a Subsidiary) to an aggregate outstanding principal amount which, together with all other outstanding Indebtedness of such Lyondell Joint Venture, does not exceed (i) in the case of Equistar, $3,100,000,000 and (ii) in the case of LCR, $1,750,000,000 plus, in each case, the amount of any Additional JV Debt;

(d) prevent each of Equistar and LCR from, directly or indirectly, entering into, incurring or permitting to exist any agreement or other arrangement with any Person that prohibits, restricts or imposes any condition upon the ability of such Lyondell Joint Venture to pay dividends or other distributions to, or to make or repay loans or advances to, Lyondell or any JV Subsidiary, which restrictions or conditions are materially more restrictive than those contained in agreements to which such Lyondell Joint Venture is a party set forth in Schedule 3.16, as in effect on the Closing Date; and

(e) maintain the rights of (i) Lyondell Petrochemical G.P. Inc. to appoint the chief executive officer of Equistar, as provided in the Equistar Partnership Agreement and (ii) Lyondell Refining Company to appoint, together with CITGO Gulf Coast Refining, Inc., the chief executive officer of LCR, as provided in the LCR Partnership Agreement.

Section 3.17. Capital Expenditures. For each Fiscal Year, Capital Expenditures of Lyondell and its Consolidated Subsidiaries will not exceed the applicable Limit Amount set forth in the table below, plus, for any such Fiscal Year, the amount, if any (not to exceed 10% of the Limit Amount, if any, for the immediately preceding Fiscal Year), by which their Capital Expenditures for the immediately preceding Fiscal Year are less than the Limit Amount for such Fiscal Year set forth below:

Fiscal Year		Limit Amount
2003	–	$150,000,000
2004	–	$175,000,000
2005	–	$200,000,000
2006 or thereafter	–	$175,000,000

Section 3.18. Intercreditor Agreement. If the Indebtedness under the Credit Agreement dated as of June 27, 2002 among Lyondell, the lenders, co-syndication agents and co-documentation agents party thereto and JPMorgan Chase Bank, as administrative agent, is to be refinanced or replaced by other Indebtedness that will be, or will purport to be, secured by a Lien on property, or the proceeds thereof, that include any of the Receivables, the Related Security and Collections relating thereto or the proceeds thereof, Lyondell will use its best efforts to cause, by not later than the incurrence of such other Indebtedness, the parties that will hold such other Indebtedness to enter into an intercreditor agreement in form and substance reasonably satisfactory to the Agent and Lyondell.

ARTICLE 4

UNDERTAKING AS TO OTHER ORIGINATORS AND SERVICER

Section 4.01. Unconditional Undertaking. Lyondell hereby unconditionally and irrevocably undertakes and agrees with and for the benefit of each of the Agent and the Purchasers (collectively, the “Indemnified Parties”) to cause the due and punctual performance and observance by each of (a) the Servicer (so long as any Affiliate or Subsidiary of Lyondell is the Servicer) and (b) each of the other Originators and each of their respective successors and assigns, in each case of clauses (a) and (b), of all of the terms, covenants, agreements, undertakings and other obligations on the part of the Servicer (so long as any Affiliate or Subsidiary of Lyondell is the Servicer) or each of the other Originators, as applicable, to be performed or observed under each of the Receivables Purchase Agreement, the Receivables Sale Agreement and the other Transaction Documents and any other documents delivered in connection therewith in accordance with the terms thereof, including, without limitation, the obligations to pay when due all monetary obligations of each of the Servicer (so long as any Affiliate or Subsidiary of Lyondell is the Servicer) and the other Originators now or hereafter existing under the Receivables Purchase Agreement, the Receivables Sale Agreement and the other Transaction Documents, whether for Collections received, deemed Collections, interest, indemnification, fees, costs, expenses or otherwise (such terms, covenants, agreements, undertakings and other obligations being the “Obligations”) and undertakes and agrees to pay any and all expenses (including reasonable counsel fees and out-of-pocket expenses) incurred by the Indemnified Parties, or any of them, in enforcing its rights under this Agreement. In the event that the Servicer (so long as any Affiliate or Subsidiary of Lyondell is the Servicer) or any of the other Originators shall fail in any manner whatsoever to perform or observe any of its Obligations when the same shall be required to be performed or observed, Lyondell shall itself duly and punctually perform or observe, or cause to be duly and punctually performed and observed, such Obligation, and it shall not be a condition to the accrual of the obligation of Lyondell hereunder to perform or observe any Obligation (or to cause the same to be performed or observed) that any Indemnified Party shall have first made any request of or demand upon or given any notice to the Servicer (so long as any Affiliate or Subsidiary of Lyondell is the Servicer) or any of the other Originators or any of their successors or assigns, or have instituted any action or proceeding against the Servicer (whether or not any Affiliate or Subsidiary of Lyondell is the Servicer) or any of the other Originators or any of their successors or assigns in respect thereof.

Section 4.02. Obligations Absolute. Lyondell undertakes and agrees that the Obligations will be paid and performed strictly in accordance with the terms of the Transaction Documents and each other document delivered in connection therewith, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of any Indemnified Party with respect thereto. The obligations of Lyondell under this Article 4 are independent of the Obligations, and a separate action or actions may be brought and prosecuted against Lyondell to enforce the obligations of Lyondell under this Article 4, irrespective of whether any action is brought against the Servicer (if any Affiliate or Subsidiary of Lyondell is the Servicer) or any of the other Originators or whether the Servicer (if any Affiliate or Subsidiary of Lyondell is the Servicer) or any of the other Originators are joined in any such action or actions. The liability of Lyondell under this Agreement shall be irrevocable, absolute and unconditional irrespective of, and to the extent permitted by law, Lyondell hereby irrevocably waives any defenses (except for any defenses arising or accruing as a result of the gross negligence or willful misconduct of any of the Indemnified Parties) it may now or hereafter have in any way relating to, any or all of the following:

(a) any lack of validity or enforceability of the Obligations or of any Pool Receivable, any Receivable Interest or any Related Security, or of any Transaction Document or any other document relating thereto;

(b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations under the Transaction Documents or any other document relating thereto, or any other amendment or waiver of or any consent to departure from any Transaction Document or any other document relating thereto;

(c) any taking, exchange, release or nonperfection of or failure to transfer title to any asset or collateral, or any taking, release, amendment or waiver of or consent to departure from any guaranty, for all or any of the Obligations;

(d) any manner of application of any asset or collateral, or proceeds thereof, to all or any of the Obligations, or any manner of sale or other disposition of any asset or collateral for all or any of the Obligations or any other obligations of the Servicer (whether or not any Affiliate or Subsidiary of Lyondell is the Servicer) or any of the Originators under the Transaction Documents or any other document relating thereto;

(e) any change, restructuring or termination of the structure or existence of the Servicer (whether or not any Affiliate or Subsidiary of Lyondell is the Servicer) or any of the other Originators;

(f) any failure of any Indemnified Party to disclose to Lyondell any information relating to the financial condition, operations, properties or prospects of any of the other Originators now or in the future known to such Indemnified Party (Lyondell waiving any duty on the part of such Indemnified Party to disclose such information);

(g) any impossibility or impracticality of performance, illegality, any act of any government, or any other circumstance (including, without limitation, any statute of limitations) or any existence of or reliance on any representation by any Indemnified Party that might constitute a defense available to, or a discharge of, the Servicer (whether or not any Affiliate or Subsidiary of Lyondell is the Servicer) or any of the Originators or a guarantor of the Obligations; or

(h) any other circumstance, event or happening whasoever, whether foreseen or unforeseen and whether similar or dissimilar to anything referred to above in this Section 4.02.

Each of Lyondell and, by its acceptance hereof, the Agent, the Purchasers and the other Indemnified Parties agrees that the obligations of Lyondell under this Agreement, including Article 4 hereof, and any liability of Lyondell in respect of its representations, warranties and agreements under this Agreement, do not constitute in any way (i) a guarantee of the obligations of the Seller under the Transaction Documents or (ii) any agreement to indemnify or hold harmless any Indemnified Party from and against any failure to collect amounts in respect of a Pool Receivable, to the extent such failure results from a discharge of the Obligor with respect thereto in a proceeding in respect of such Obligor under applicable bankruptcy laws or otherwise results from such Obligor’s financial inability to pay such amounts.

The provisions of this Section 4.02 shall continue to be effective or be reinstated, as the case may be, if any time (x) any payment in connection with any of the Obligations is rescinded or must otherwise be returned by any Indemnified Party, or (y) any performance or observance of any Obligation is rescinded or otherwise invalidated, upon the insolvency, bankruptcy or reorganization of the Servicer (if any Affiliate or Subsidiary of Lyondell is the Servicer) or any of the other Originators or otherwise, all as though payment had not been made or as though such Obligation had not been performed or observed.

Section 4.03. Waivers And Acknowledgments. (a) To the extent permitted by applicable law, Lyondell hereby waives promptness, diligence, notice of acceptance and any other notice (except to the extent that such other notice is expressly required to be given to Lyondell by any Indemnified Party pursuant to any other Transaction Document) with respect to any of the Obligations and this Agreement and any other document related thereto, and any requirement that any Indemnified Party protect, secure, perfect or insure any Lien or any property subject thereto or exhaust any right or take any action against the Servicer (whether or not any Affiliate or Subsidiary of Lyondell is the Servicer) or any of the other Originators or any other Person or any asset or collateral.

(b) Lyondell hereby waives any right to revoke this Agreement, and acknowledges that this Agreement is continuing in nature and applies to all Obligations whether existing now or in the future.

Section 4.04. Subrogation. Lyondell shall not exercise or assert any rights that it may now have or hereafter acquire against the Servicer (to the extent Lyondell is not the Servicer), or any of the other Originators that arise from the existence, payment, performance or enforcement of Lyondell’s obligations under this Agreement or any other Transaction Document, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification or any right to participate in any claim or remedy of any Indemnified Party against such Servicer or any of the other Originators or any asset or collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from such Servicer or any of the other Originators, directly or indirectly, in cash or other property or by setoff or in any other manner, payment or security on account of such claim, remedy or right, unless and until all amounts in connection with the Obligations and all amounts payable under this Agreement shall have been paid in full and all other amounts payable to the Indemnified Parties under the Transaction Documents shall have been paid in full. If any amount shall be paid to Lyondell in violation of the preceding sentence at any time prior to the later of (i) the payment in full of the Obligations and all other amounts payable under this Agreement and all amounts payable to the

Indemnified Parties under the Transaction Documents and (ii) the Termination Date, such amount shall be held in trust for the benefit of the Indemnified Parties and shall forthwith be paid to the Agent to be credited and applied to the Obligations, whether matured or unmatured, in accordance with the terms of the Transaction Documents or to be held by the Agent as collateral security for any Obligations payable under this Agreement thereafter arising.

ARTICLE 5

MISCELLANEOUS

Section 5.01. Notices. (a) All notices and other communications hereunder shall, unless otherwise stated herein, be given in writing or by any telecommunication device capable of creating a written record (including, with respect to Approved Electronic Communications, electronic mail), (i) to each of Lyondell, the Agent and the Initial Purchasers, at its address set forth under its name on the signature pages of the Receivables Purchase Agreement or (ii) to each Purchaser other than the Initial Purchasers, at its address specified on the Assignment and Acceptance pursuant to which it became a Purchaser under the Receivables Purchase Agreement or, in either case, at such other address as shall be designated by such party in a notice to the other parties hereto given as provided herein or in the Receivables Purchase Agreement.

(b) All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by hand or overnight courier service or sent by telecopy equipment of the sender, or on the date five Business Days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 5.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 5.01.

(c) Notices and other communications hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Agent and Lyondell; provided that approval of such procedures may be limited to particular notices or communications.

Section 5.02. No Waivers. No failure or delay by any Indemnified Party exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 5.03. Amendments and Waivers. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by Lyondell and consented to by the Required Purchasers (and, if the rights or duties of the Agent are affected thereby, by it).

Section 5.04. Continuing Agreement; Assignments under Receivables Purchase Agreement. This Agreement is a continuing agreement and shall, subject to the reinstatement provisions contained in Section 4.02, (a) remain in full force and effect until the later of (i) the payment and performance in full of the Obligations and the payment of all other amounts payable under this Agreement and (ii) the Termination Date, (b) be binding upon Lyondell, its successors and permitted assigns, and (c) inure to the benefit of, and be enforceable by, the Indemnified Parties and each of their respective successors and permitted transferees and assigns. Without limiting the generality of clause (c) of the immediately preceding sentence, (A) any Purchaser may assign all or any of its Receivable Interests under the Receivables Purchase Agreement in accordance with the terms thereof to any Eligible Assignee, and (B) the Agent may be replaced pursuant to the provisions of the Receivables Purchase Agreement, and such Eligible Assignee, or such replacement Agent, shall thereupon become vested with all the benefits in respect thereof granted to such Purchaser or the Agent, as the case may be, herein or otherwise.

Section 5.05. Successors. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that Lyondell may not assign or otherwise transfer any of its rights under this Agreement without the prior written consent of the Agent and the Purchasers.

Section 5.06. Governing Law; Submission to Jurisdiction. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York. To the extent permitted by applicable law, Lyondell hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in the Borough of Manhattan in New York City for purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. Lyondell irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

Section 5.07. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective on the date that the Agent shall have received counterparts hereof signed by Lyondell (or receipt by the Agent in the form satisfactory to it of facsimile or other written confirmation from such party of execution of a counterpart hereof by Lyondell).

Section 5.08. WAIVER OF JURY TRIAL. LYONDELL AND, BY ACCEPTANCE HEREOF, THE AGENT, EACH PURCHASER AND EACH OTHER INDEMNIFIED PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATION TO THIS AGREEMENT OR THE ACTIONS OF THE AGENT OR ANY PURCHASER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

IN WITNESS WHEREOF, Lyondell has caused this Agreement to be duly executed by an authorized officer as of the day and year first above written.

LYONDELL CHEMICAL COMPANY

By:	/s/ Karen A. Twitchell
Name:	Karen A. Twitchell
Title:	Vice President and Treasurer
Address:	1221 McKinney Street Suite 700 Houston, TX 77010
Facsimile:	(713) 652-4598

Undertaking Agreement